

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2020

Ronald Frederickson
Chief Executive Officer
Skybox Sports Network Inc.
6351 Henson Street, Suite C
Las Vegas, NV 89118

> **Re: Skybox Sports Network Inc.**
> **Offering Statement on Form 1-A**
> **Filed October 15, 2020**
> **File No. 024-11343**

Dear Mr. Frederickson:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Form 1-A Filed October 15, 2020</u>

<u>General</u>

1. Please include a cross-reference to the section where the disclosure required by Item 14 has been provided. Please refer to Item 1(d) of Part II of Form 1-A.

2. We note that you intend to offer up to 20,000,000 shares of common stock at a price of $0.50 per share. We also note a number of references to a fixed price of $1.00 per share for the duration of the offering. Please revise accordingly. In addition, on page 15, we note your reference to potentially raising up to $20,000,000 in proceeds from this offering.

3. Please limit the cover page of the offering circular to one page. Please refer to Item 1 of Part II of Form 1-A.

4. Pursuant to Section 3(b) of the Securities Act, the Commission has exempted offerings made in compliance with Regulation A and Form 1-A from registration. Accordingly, it

is unclear why you refer in your offering statement to certain Sarbanes-Oxley requirements. Please revise your disclosure throughout the offering statement as appropriate, including whether you intend to register your common stock under Section 12(g) of the Securities Exchange Act of 1934.

Risk Factors, page 7

5.   To the extent material, please provide risk factor disclosure regarding the COVID-19 pandemic and the reasonably know effect it may have on your business.

This offering is being conducted by the Company without the benefit of an underwriter..., page 7

6.   Please remove the statement that no underwriter has engaged in any due diligence to confirm the accuracy of your disclosure, as this appears inappropriate. Please be advised that the company and its management are responsible for the accuracy and adequacy of its disclosures.

Our officers and directors control our company..., page 8

7.   We note your disclosure that if "less than $10 million is raised in this offering," then your executive officers and directors will continue to control our company. It appears that your sole executive's controlling interest, based on two million shares of common stock currently issued and outstanding, will be lost if more than $1 million is raised in this offering. Please revise accordingly.

Plan of Distribution, page 13

8.   Please revise your disclosure here to provide for Mr. Frederickson's role in the offering of your common stock. In that regard, we note that your disclosure on the cover page that shares offered by the Company will be sold on your behalf by Mr. Frederickson.

9.   Please revise your disclosure to expand on Don Bosch's role in this offering.

Item 7: Description of Business, page 16

10.   We note your disclosure that you intend to manufacture, market, and distribute custom LED displays that transmit informative and entertaining live sports, financial and news content via LED ticker signs. We further note your disclosure on page 20, that you intend to provide consulting services and are currently developing a B2B platform for supply order aggregation for companies in the cannabis industry. Please revise your offering statement here to consistently describe the nature of your business, and where necessary.

Partnerships, page 17

11.   We note that you have entered into a number of partnerships with third-parties. Please revise your disclosure to provide the material terms of all material partnerships entered into.

12.   Please revise your disclosure to provide the basis for your claim that you are a "leading client-specific content provider," and that you have "established [yourself] as worldwide leader in live Ticker technology."

Employees and Employment Agreements, page 18

13.   Please disclose your total number of employees, indicating the number employed full time. Please refer to Item 7(a)(1)(iv) of Part II of Form 1-A.

Intellectual Property, page 18

14.   You state that you do not currently hold rights to any intellectual property rights. On page 17, we note that you highlight your "proprietary Intellectual property networks for live content, IP streaming, and messaging applications, as a significant strategic advantage of yours in the marketplace. Please revise accordingly.

Governing Law, and Venue, page 19

15.   Please revise your disclosure, if true, to provide that your exclusive forum provision applies to your Subscription Agreement. In addition, please expand your disclosure to included a discussion of the effects that this provision may have on potential investor, and clarify whether or not the exclusive forum provision applies to purchasers in secondary transactions. Further, consider providing risk factor disclosure related to this exclusive forum provision.

Item 8: Description of Property, page 19

16.   Please revise your disclosure to provide the information required by Item 8 of Part II of Form 1-A. In that regard, we note your disclosure that you operate your own networks operating center and newsroom with offices in British Columbia, Canada, Shenzhen, China, and Las Vegas, Nevada.

Item 10: Directors, Executive Officers and Significant Employees, page 23

17.   Please revise Mr. Frederickson's business experience discussion to provide a brief account of the business experience during the past five years and the name of and principal business of any corporation or organization in which such occupation and employment were carried on. Please see Item 10(c) of Part II of Form 1-A.

Item 12: Security Ownership of Management and Certain Beneficial Owners, page 24

18.   Please provide the information required by Item 12 of Part II of Form 1-A as of the most recent practicable date. In that regard, we note your disclosure is "based on 10,000,000 shares of common stock outstanding as of June 30, 2018."

Related Party Transactions, page 24

19.   We note that you issued 2,000,000 shares of common stock to Mr. Frederickson in exchange for $20,100. Please revise your disclosure to provide the information required by Item 13 of Part II of Form 1-A relating to this transaction.

Financial Statements
Independent Auditor's Report, page F-1

20.   Please make arrangements with your auditor to have them revise their report to state that you have not generated any revenues since inception and you have sustained an accumulated net loss of $(15) for the period from inception to June 30, 2020, instead of June 15, 2020.

Note 2 - Summary of Significant Accounting Policies
Year End, page F-8

21.   You disclose here that your fiscal year ends on June 30; however, you disclose on pages 5 and 18 that your fiscal year ends on December 31. Please revise your disclosure to correct this apparent discrepancy.

Note 8 - Subsequent Events, page F-10

22.   Please enhance your disclosure to also disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

Exhibits

23.   Please make arrangements with your auditor to have them file an updated consent that is not in email form. The consent should refer to the financial statements that were audited as well as the audit report and should be signed and currently dated by your auditor.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing